UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 14, 2025 titled “GeoPark Provides Update on Transaction in Vaca Muerta, Argentina”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK PROVIDES UPDATE ON TRANSACTION IN VACA MUERTA, ARGENTINA

Bogota, Colombia – May 14, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces today that Phoenix Global Resources (“Phoenix”), the counterparty to the transaction through which GeoPark agreed to acquire a non-operated working interest in four unconventional blocks in Vaca Muerta (Argentina), has decided to withdraw from the agreement. As a result, the acquisition will not be completed by GeoPark.

As previously referenced during GeoPark’s 1Q2025 Results Conference Call, and in accordance with the terms of the FarmOut Agreement, either party had the right to withdraw from the transaction following the contractually defined “Outside Date” of May 13, 2025.

Notwithstanding this development, GeoPark remains firmly committed to its long-term North Star strategy—anchored in profitable, dependable, and sustainable growth through the development of Big assets, in Big plays, within Big basins. This strategy is underpinned by a solid cash balance, currently at $330 million, conservative net leverage ratio below 1.0x, a robust hedging program that now covers approximately 87% of 2025 volumes, and a disciplined capital allocation framework—which provides the Company with the flexibility to pursue other strategic opportunities and continue advancing the following core priorities:

Strengthening the Core Business - The Company remains focused on executing its 2025 organic work program, prioritizing high-return projects to maximize returns and cash generation from its core portfolio

Pursuing Value-Accretive Growth - Inorganic growth opportunities within GeoPark’s defined geographies of interest continue to be actively evaluated, aiming to complement the existing portfolio and support long-term value creation

Strategic Optionality - GeoPark continues to evaluate a range of value-enhancing alternatives, including dividends, share buybacks, and potential debt reduction, depending on market conditions

GeoPark appreciates the continued trust and support of its shareholders and stakeholders. The Company remains committed to maintaining open communication while pursuing disciplined growth opportunities that generate long-term value for all its stakeholders.

For further information, please contact:

INVESTOR RELATIONS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including its growth strategy, the advancement of the Company's core priorities, the Company’s pursuit of disciplined growth opportunities and the generation of long-term value for the Company’s stakeholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: May 14, 2025